UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

POLARITYTE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

731094108

(CUSIP Number)

December 12, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)
[X]	Rule 13d – 1(c)
[ ]	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 2,278,114

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 2,278,114

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,114 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.44% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) 1,296,800 shares of common stock held by Twipee Incorporated (“Twipee”), (ii) 483,054 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), (iii) 434,952 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (iv) 49,308 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”) and (v) 14,000 shares of common stock held by GRQ Consultants, Inc. (“GRQ Inc.”).

Barry Honig’s father, Alan S. Honig (“Alan Honig”), and Barry Honig’s wife, Renee Honig (“Renee Honig”), are co-trustees of each of 401K, Roth 401K and Renee 401K. Alan Honig, is the President of each of GRQ Inc. and Twipee. Renee Honig is the sole shareholder and Secretary of Twipee. Both Alan Honig and Renee Honig are directors of Twipee. By virtue of his current relationship with his father with regard to the shares of common stock held by 401K, Roth 401K, Renee 410K, GRQ Inc. and Twipee, and the spousal relationship with his wife with regard to the shares of common stock held by 401K, Roth 401K, Renee 401K and Twipee, Barry Honig may have influence on all of the shares of common stock held by each of 401K, Roth 401K, Renee 401K, GRQ Inc. and Twipee, and may be deemed, directly or indirectly, to have beneficial ownership of all such shares of common stock.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Renee Noel Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 2,264,114

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 2,264,114

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,114 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.39% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) 1,296,800 shares of common stock held by Twipee, (ii) 483,054 shares of common stock held by Roth 401K, (iii) 434,952 shares of common stock held by 401K, and (iv) 49,308 shares of common stock held by Renee 401K.

Renee Honig is co-trustee of each of 401K, Roth 401K and Renee 401K and in such capacity holds voting and dispositive power over the securities held by each of 401K, Roth 401K and Renee 401K. Renee Honig is the sole shareholder, Secretary and a director of Twipee and in such capacity holds voting and dispositive power over the securities held by Twipee.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alan S. Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 2,405,914

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 2,405,914

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,914 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.92% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) 1,296,800 shares of common stock held by Twipee, (ii) 483,054 shares of common stock held by Roth 401K, (iii) 434,952 shares of common stock held by 401K, (iv) 49,308 shares of common stock held by Renee 401K, (v) 127,800 shares of common stock held by Barry & Renee Honig Charitable Foundation, Inc. (“Foundation”), and (vi) 14,000 shares of common stock held by GRQ Inc.

Alan Honig is co-trustee of each of 401K, Roth 401K and Renee 401K and in such capacity holds voting and dispositive power over the securities held by each of 401K, Roth 401K and Renee 401K. Alan Honig is President of each of the Foundation and GRQ Inc. and the President and a director of Twipee and in such capacity holds voting and dispositive power over the securities held by each of the Foundation, GRQ Inc. and Twipee.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry & Renee Honig Charitable Foundation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 127,800 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 127,800 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,800 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.47% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Alan Honig is the president of the Foundation and in such capacity holds voting and dispositive power over the securities held by the Foundation.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 483,054 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 483,054 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,054 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.79% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Alan Honig and Renee Honig are co-trustees of Roth 401K and in such capacity are each deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. 401K

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 434,952 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 434,952 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,952 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.61% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Alan Honig and Renee Honig are co-trustees of Roth 401K and in such capacity are each deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Renee Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 49,308 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 49,308 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,308 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.18% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Alan Honig and Renee Honig are co-trustees of Roth 401K and in such capacity are each deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 14,000 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 14,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Alan Honig is the president of GRQ Inc. and in such capacity holds voting and dispositive power over the securities held by GRQ Inc.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Twipee Incorporated

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 1,296,800 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,296,800 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,800 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.81% (based on 26,985,630 shares outstanding as of November 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Alan Honig is the president and a director of Twipee and Renee Honig is the sole shareholder, Secretary and a director of Twipee, and in such capacity they are each deemed to hold voting and dispositive power over the securities held by such entity.

Item 1(a).	Name of Issuer:

PolarityTE, Inc., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

123 Wright Brothers Drive, Salt Lake City, Utah 84116

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, Renee Noel Honig (“Renee Honig”), Alan S. Honig (“Alan Honig”), Barry & Renee Honig Charitable Foundation, Inc. (the “Foundation”), GRQ Consultants, Inc. 401K (“401K”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”), GRQ Consultants, Inc. (“GRQ Inc.”) and Twipee Incorporated (“Twipee”) (collectively, the “Reporting Persons”).

Alan Honig is president of each of the Foundation and GRQ Inc. and president and a director of Twipee and in such capacity has voting and dispositive power over the securities held by each such entity. Renee Honig is sole shareholder, secretary and a director of Twipee and in such capacity has voting and dispositive power over the securities held by such entity. Alan Honig and Renee Honig are co-trustees of each of 401K, Roth 401K and Renee 401K and in such capacity each has voting and dispositive power over the securities held by each such entity.

By virtue of his current relationship with his father with regard to the shares of common stock held by 401K, Roth 401K, Renee 410K, GRQ Inc. and Twipee and the spousal relationship with his wife with regard to the shares of common stock held by 401K, Roth 401K, Renee 401K and Twipee, Barry Honig may have influence on all of the shares of common stock held by each of 401K, Roth 401K, Renee 401K, GRQ Inc. and Twipee, and may be deemed, directly or indirectly, to have beneficial ownership of all of such shares of common stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

215 SE Spanish Trail, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig, Renee Honig and Alan Honig are each citizens of the United States. The Foundation, 401K, Roth 401K, Renee 401K, GRQ Inc. and Twipee are each organized in the state of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

731094108

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on a total of 26,985,630 shares of common stock of the Issuer as of November 8, 2019, as disclosed on the Issuer’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 12, 2019. The information set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto is made as of December 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2019
Date

BARRY HONIG

/s/ Barry Honig
Signature

RENEE NOEL HONIG

/s/ Renee Noel Honig
Signature

ALAN S. HONIG

/s/ Alan S. Honig
Signature

BARRY & RENEE HONIG CHARITABLE FOUNDATION, INC.

/s/ Alan S. Honig
Signature

Alan S. Honig, President
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

/s/Renee Noel Honig
Signature

Renee Noel Honig, Co-Trustee
Name/Title

/s/ Alan S. Honig
Signature

Alan S. Honig, Co-Trustee
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO RENEE HONIG

/s/ Renee Noel Honig
Signature

Renee Noel Honig, Co-Trustee
Name/Title

/s/ Alan S. Honig
Signature

Alan S. Honig, Co-Trustee
Name/Title

GRQ CONSULTANTS, INC. 401K

/s/ Renee Noel Honig
Signature

Renee Noel Honig, Co-Trustee
Name/Title

/s/ Alan S. Honig
Signature

Alan S. Honig, Co-Trustee
Name/Title

GRQ CONSULTANTS, INC.

/s/ Alan S. Honig
Signature

Alan S. Honig, President
Name/Title

TWIPEE INCORPORATED

/s/ Alan S. Honig
Signature

Alan S. Honig, President
Name/Title